                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                  Commission File Number 0-27029

                          NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 11-K [ ]Form 20-F  [X]Form 10-Q [ ]Form N-SAR

                 For Period Ended:    June 30, 2002

[  ]  Transition Report on Form 10-K
[  ]  Transition Report on Form 20-F
[  ]  Transition Report on Form 11-K
[  ]  Transition Report on Form 10-Q
[  ]  Transition Report on Form N-SAR
      For the Transition Period Ended: __________________________________

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: rStar Corporation

Former Name if Applicable: ZapMe! Corporation

Address of Principal Executive Office: 3000 EXECUTIVE PARKWAY, SUITE 150,
                                       SAN RAMON,
                                       CALIFORNIA 94583


                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable. INAPPLICABLE.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant was engaged in a series of previously announced complex transactions including an acquisition of StarBand Latin America (Holland) B.V. (the "Acquisition") and an exchange offer for some of its shares of common stock. These transactions were approved by the Registrant's stockholders at its annual meeting on April 30, 2002. The Registrant completed the Acquisition on August 2, 2002 and accepted for exchange 6,315,789 shares of rStar common stock validly tendered in the exchange offer on August 9, 2002. Effective upon the closing of the Acquisition, the members of the Board of Directors elected at the April 30, 2002 meeting of rStar stockholders took office. In addition, as described in the Offer to Exchange/Prospectus dated June 25, 2002 and the Registrant's Proxy Statement for the April 30, 2002 annual meeting of its stockholders, effective with the closing of the Acquisition, the previously announced resignation of the Registrant's Chairman of the Board and Chief Executive Officer became effective.

     The Registrant intends to file the Form 10-Q for the period ending June 30, 2002 promptly after its new Board of Directors and new executive officers complete their review of the Form 10-Q, and in any event by August 19, 2002.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         ROBERT EDWARDS                             (925) 242-5293
            (Name)                                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [ ] Yes  [X] No

     If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

rStar Corporation
(Name of Registrant Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:  August 14, 2002            By:   /s/ Giora Oron
                                      --------------------------------
                                       Giora Oron
                                       Interim Chief Executive Officer